Exhibit 16.1

March 23, 2018

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated March 23, 2018, of XOMA Corporation and are in agreement with the statements contained in the second paragraph, third paragraph, the first sentence of the fourth paragraph, and fifth paragraph on page 2 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP